UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bill Barrett Corporation

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

06846N104

(CUSIP Number)

December 12, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒       Rule 13d-1(b)

☐        Rule 13d-1(c)

☐        Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06846N104	Schedule 13G	Page 2 of 19 Pages

1	Names of Reporting Persons JVL Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 5,496,582 shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,496,582 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,582 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.26%[2]
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1 JVL Advisors, LLC may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU”, and collectively with Navitas, Luxiver, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, it may also be deemed to be the beneficial owner of these securities. JVL Advisors, LLC disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of its pecuniary interest in such securities.

2 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 3 of 19 Pages

1	Names of Reporting Persons. John V. Lovoi
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 5,496,582 shares[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 5,496,582 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,496,582 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.26%[2]
12	Type of Reporting Person (See Instructions) IN

1 John V. Lovoi may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU”, and collectively with Navitas, Luxiver, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, he may also be deemed to be the beneficial owner of these securities. John V. Lovoi disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of his pecuniary interest in such securities.

2 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 4 of 19 Pages

1	Names of Reporting Persons. Navitas Fund LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Texas, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 452,673 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 452,673 shares
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 452,673 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.60%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 5 of 19 Pages

1	Names of Reporting Persons. Luxiver, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,942,500 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,942,500 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,942,500 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.57%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 6 of 19 Pages

1	Names of Reporting Persons. Hephaestus Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 1,811,766 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,811,766 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,811,766 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 2.39%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 7 of 19 Pages

1	Names of Reporting Persons. Asklepios Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 258,934 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 258,934 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 258,934 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.34%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 8 of 19 Pages

1	Names of Reporting Persons. Panakeia Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 156,757 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 156,757 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 156,757 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.21%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 9 of 19 Pages

1	Names of Reporting Persons. Children’s Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 413,276 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 413,276 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 413,276 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.55%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 10 of 19 Pages

1	Names of Reporting Persons. LVPU, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 215,920 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 215,920 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 215,920 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.29%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 11 of 19 Pages

1	Names of Reporting Persons. Blackbird 1846 Energy Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 244,756 shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 244,756 shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 244,756 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 0.32%[1]
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1 The percentages reported in this Schedule 13G are based upon 75,723,803 shares of common stock outstanding as of December 12, 2016 (according to the Form 424B5 filed by the issuer with the Securities and Exchange Commission on December 8, 2016, disclosing 60,198,803 shares of common stock outstanding as of December 2, 2016, and an anticipated 75,723,803 shares of common stock outstanding following the issuer's public offering of up to 15,525,000 shares of common stock, and the Form 8-K filed by the issuer with the Securities and Exchange Commission on December 12, 2016, disclosing the closing of the sale of common stock pursuant to the public offering). All of the numbers of shares beneficially owned and percentages of shares beneficially owned reported in this Schedule 13G are, subject to the prior sentence, as of December 12, 2016.

CUSIP No. 06846N104	Schedule 13G	Page 12 of 19 Pages

Item 1.

(a)	Name of Issuer: Bill Barrett Corporation

(b)	Address of Issuer’s Principal Executive Offices

1099 18th Street, Suite 2300

Denver, Colorado 80202

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by the following persons:

(i)	JVL Advisors, LLC, a Texas limited liability company (“JVL”);
(ii)	John V. Lovoi, an individual residing in the State of Texas (“Mr. Lovoi” and collectively with JVL, the “JVL Parties”);
(iii)	Navitas Fund LP, a Texas limited partnership (“Navitas”);
(iv)	Luxiver, LP, a Delaware limited partnership (“Luxiver”);
(v)	Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”);
(vi)	Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”);
(vii)	LVPU, LP, a Delaware limited partnership (“LVPU”);
(viii)	Children’s Energy Fund, a Delaware limited partnership (“Children’s”);
(ix)	Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”); and
(x)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”).

Navitas, Luxiver, Hephaestus, Asklepios, LVPU, Children’s, Blackbird and Panakeia are sometimes referred to collectively herein as the “Partnerships” and individually as a “Partnership.” The JVL Parties and the Partnerships are referred to collectively herein as the “Reporting Persons” and individually as a “Reporting Person.” URJA, LP, a Delaware limited partnership, and TJS Energy Fund, LP, a Delaware limited partnership, sold all of their respective securities and are no longer Reporting Persons for purposes of the Schedule 13G.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person.

(b)	Address of Principal Business Office or, if None, Resident:

The business address of each of the Reporting Persons is:

10000 Memorial Dr., Suite 550

Houston, Texas 77024

(c)	Citizenship:

(i)	JVL Advisors, LLC is Texas limited liability company.
(ii)	John V. Lovoi is a citizen of the United States of America.
(iii)	Navitas Fund, LP is a Texas limited partnership.
(iv)	Luxiver, LP is a Delaware limited partnership.

(v)	Hephaestus Energy Fund, LP is a Delaware limited partnership.

CUSIP No. 06846N104	Schedule 13G	Page 13 of 19 Pages

(vi)	Asklepios Energy Fund, LP is a Texas limited partnership.
(vii)	LVPU, LP is a Delaware limited partnership.
(viii)	Children’s Energy Fund is a Delaware limited partnership.
(ix)	Blackbird 1846 Energy Fund, LP is a Delaware limited partnership.
(x)	Panakeia Energy Fund, LP is a Delaware limited partnership.

(d)	Title of Class of Securities: Common stock, $0.001 par value

(e)	CUSIP Number: 06846N104

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing are a:

(a)  ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)  ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)  ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)  ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)  ☒   An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)   ☐  An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)  ☐  A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)  ☐  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)   ☐  A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)  ☐  Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership.

(a) – (b):

Reporting Person:	Percent of Class:	Sole Power to Vote or Direct the Vote:	Shared Power to Vote or Direct the Vote:	Sole Power to Dispose of or to Direct the Disposition of:	Shared Power to Dispose of or to Direct the Disposition of:
JVL Advisors, LLC	7.26%	5,496,582 (1)	0	5,496,582 (1)	0
John V. Lovoi	7.26%	5,496,582 (2)	0	5,496,582 (2)	0
Navitas Fund LP	0.60%	452,673	0	452,673	0
Luxiver, LP	2.57%	1,942,500	0	1,942,500	0
Hephaestus Energy Fund, LP	2.39%	1,811,766	0	1,811,766	0
Asklepios Energy Fund, LP	0.34%	258,934	0	258,934	0
LVPU, LP	0.29%	215,920	0	215,920	0
Children’s Energy Fund, LP	0.55%	413,276	0	413,276	0
Blackbird 1846 Energy Fund, LP	0.32%	244,756	0	244,756	0
Panakeia Energy Fund, LP	0.21%	156,757	0	156,757	0

CUSIP No. 06846N104	Schedule 13G	Page 14 of 19 Pages

(1)          JVL Advisors, LLC may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU”, and collectively with Navitas, Luxiver, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, it may also be deemed to be the beneficial owner of these securities. JVL Advisors, LLC disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of its pecuniary interest in such securities.

(2)          John V. Lovoi may be deemed to have voting and dispositive power over the securities owned by Navitas Fund LP, a Texas limited partnership (“Navitas”), Luxiver, LP, a Delaware limited partnership (“Luxiver”), Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”), Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”), Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”), Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s”), Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”), and LVPU, LP, a Delaware limited partnership (“LVPU”, and collectively with Navitas, Luxiver, Hephaestus, Asklepios, Panakeia, Blackbird, and Children’s, the “Partnerships”); thus, he may also be deemed to be the beneficial owner of these securities. John V. Lovoi disclaims any beneficial ownership of the reported securities beneficially owned by the Partnerships in excess of his pecuniary interest in such securities.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof any of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Sec. 240.14a-11.

CUSIP No. 06846N104	Schedule 13G	Page 15 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Dated: December 13, 2016

JVL ADVISORS, LLC

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

/s/ John V. Lovoi
John V. Lovoi

NAVITAS FUND LP

By: JVL Partners, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya, LLC, a Texas limited liability company, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CUSIP No. 06846N104	Schedule 13G	Page 16 of 19 Pages

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CUSIP No. 06846N104	Schedule 13G	Page 17 of 19 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement dated December 13, 2016.

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Bill Barrett Corporation and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, each of the undersigned hereby executes this Joint Filing Agreement as of December 13, 2016.

JVL ADVISORS, LLC

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

/s/ John V. Lovoi
John V. Lovoi

NAVITAS FUND LP

By: JVL Partners, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner

By: LB Luxiver, LLC, a Texas limited liability company, its General Partner

By: Lobo Baya, LLC, a Texas limited liability company, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: HEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CUSIP No. 06846N104	Schedule 13G	Page 19 of 19 Pages

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: PEF GP, LLC, a Texas limited liability company, its General Partner

By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P., a Texas limited partnership, its General Partner

By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager